Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272663

PROSPECTUS SUPPLEMENT No. 1

(to prospectus dated July 28, 2023)

VinFast Auto Ltd.

PROSPECTUS FOR UP TO 6,974,285 ORDINARY SHARES,

14,829,991 WARRANTS,

AND 14,829,991 ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement amends and supplements the prospectus dated July 28, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-4 (Registration Statement No. 333-272663). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” We had 2,332,183,764 ordinary shares outstanding as of September 20, 2023 and 3,672,708 warrants outstanding as of September 18, 2023. On September 20, 2023, the last reported sale price of our ordinary shares as reported on Nasdaq was $17.19 per ordinary share. On September 18, 2023, the last reported sale price of our warrants as reported on Nasdaq was $5.83 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 25 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 21, 2023.

Part I – Unaudited Interim Condensed Consolidated Financial Statements

As of and for the three and six months ended June 30, 2022 and 2023

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		4,271,442	1,600,653	67,254,328
Trade receivables		652,922	355,683	14,944,664
Advances to suppliers		8,968,752	5,334,949	224,157,521
Inventories, net	5	21,607,277	24,022,069	1,009,330,630
Short-term prepayments and other receivables		6,457,169	6,678,594	280,613,193
Short-term derivative assets	13	532,718	440,425	18,505,252
Current net investment in sales-type lease	14	5,448	21,117	887,269
Short-term investments		3,902	3,989	167,605
Short-term amounts due from related parties	11	1,978,097	391,784	16,461,513
Assets classified as held for sale	15	360,893	353,049	14,833,992

Total current assets		44,838,620	39,202,312	1,647,155,966

NON-CURRENT ASSETS
Property, plant and equipment, net		57,188,667	63,322,217	2,660,597,353
Intangible assets, net	7	1,461,071	1,515,011	63,655,924
Goodwill	7	272,203	272,203	11,437,101
Operating lease right-of-use assets		4,558,983	6,905,579	290,150,378
Long-term derivative assets	13	696,332	309,614	13,008,992
Long-term advances to suppliers		29,082	—	—
Long-term prepayments		7,611	37,920	1,593,277
Non-current net investment in sales-type lease	14	82,062	225,277	9,465,420
Long-term amounts due from related parties	11	44,533	47,445	1,993,487
Other non-current assets		4,426,135	4,990,736	209,694,790

Total non-current assets		68,766,679	77,626,002	3,261,596,723

TOTAL ASSETS		113,605,299	116,828,314	4,908,752,689

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	8	14,579,553	15,170,731	637,425,672
Trade payables		16,636,820	15,953,666	670,322,101
Deposits and down payment from customers	9	1,572,537	487,920	20,500,840
Short-term deferred revenue		107,448	127,053	5,338,361
Short-term accruals		11,056,666	12,307,182	517,108,487
Other current liabilities		4,177,978	4,134,982	173,738,739
Current operating lease liabilities		768,883	1,296,743	54,485,000
Amounts due to related parties	11	17,325,317	42,208,018	1,773,446,134

Total current liabilities		66,225,202	91,686,295	3,852,365,336

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	8	41,624,960	40,730,992	1,711,386,218
Long-term financial liability	13	15,180,723	16,083,583	675,780,798
Other non-current liabilities		606,429	6,432,066	270,254,874
Non-current operating lease liabilities		3,256,351	5,091,287	213,919,622
Long-term deferred revenue		499,395	721,011	30,294,580
Deferred tax liabilities		947,981	920,955	38,695,588
Long-term accruals		16,007	24,188	1,016,303
Amounts due to related parties	11	21,918,710	18,461,814	775,706,471

Total non-current liabilities		84,050,556	88,465,896	3,717,054,454

Commitments and contingencies	16

DEFICIT
Ordinary shares, no par value – VinFast Auto (2,299,999,998 shares issued and outstanding as of December 31, 2022 and June 30, 2023)		871,021	871,021	36,597,521
Accumulated losses		(127,188,455)	(153,785,023)	(6,461,555,588)
Additional paid-in capital		12,311,667	12,311,667	517,296,933
Other comprehensive loss		(104,065)	(101,456)	(4,262,857)

Deficit attributable to equity holders of the parent		(114,109,832)	(140,703,791)	(5,911,923,992)

Non-controlling interests		77,439,373	77,379,914	3,251,256,891

Total deficit		(36,670,459)	(63,323,877)	(2,660,667,101)

TOTAL DEFICIT AND LIABILITIES		113,605,299	116,828,314	4,908,752,689

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	3,031,170	7,487,874	314,616,555	6,080,498	9,024,493	379,180,378
Sales of merchandise	—	—	—	46,414	38,269	1,607,941
Sales of spare parts and components	328,841	180,793	7,596,345	1,035,409	372,338	15,644,454
Rendering of services	59,431	98,266	4,128,824	109,059	172,987	7,268,361

Rental income
Revenue from leasing activities	19,860	185,598	7,798,235	46,318	316,070	13,280,253

Revenues (*)	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387

Cost of vehicles sold	(5,638,988)	(10,199,944)	(428,569,076)	(11,329,856)	(15,439,163)	(648,704,328)
Cost of merchandise sold	—	—	—	(46,245)	(38,533)	(1,619,034)
Cost of spare parts and components sold	(216,277)	(49,953)	(2,098,866)	(896,153)	(230,826)	(9,698,571)
Cost of rendering services	(74,858)	(215,130)	(9,039,076)	(133,703)	(388,596)	(16,327,563)
Cost of leasing activities	(33,716)	(202,126)	(8,492,689)	(44,412)	(350,431)	(14,723,991)

Cost of sales	(5,963,839)	(10,667,153)	(448,199,706)	(12,450,369)	(16,447,549)	(691,073,487)

Gross loss	(2,524,537)	(2,714,622)	(114,059,748)	(5,132,671)	(6,523,392)	(274,092,101)

Operating expenses
Research and development costs	(6,871,280)	(3,613,061)	(151,809,286)	(10,447,838)	(8,620,764)	(362,216,975)
Selling and distribution costs	(969,914)	(1,291,284)	(54,255,630)	(2,291,600)	(2,569,141)	(107,947,101)
Administrative expenses	(586,689)	(1,457,018)	(61,219,244)	(1,123,315)	(2,560,861)	(107,599,202)
Net other operating expenses	(588,003)	(154,438)	(6,488,992)	(615,488)	(98,538)	(4,140,252)

Operating loss	(11,540,423)	(9,230,423)	(387,832,899)	(19,610,912)	(20,372,696)	(855,995,630)

Finance income	36,015	26,050	1,094,538	79,618	41,263	1,733,739
Finance costs	(1,880,423)	(2,749,685)	(115,532,983)	(3,426,910)	(5,072,547)	(213,132,227)
Net (loss)/gain on financial instruments at fair value through profit or loss	(273,370)	(607,610)	(25,529,832)	660,286	(1,279,073)	(53,742,563)

Loss before income tax expense	(13,658,201)	(12,561,668)	(527,801,176)	(22,297,918)	(26,683,053)	(1,121,136,681)

Tax income/(expense)	6,383	26,466	1,112,017	(1,014,237)	27,026	1,135,546

Net loss for the period	(13,651,818)	(12,535,202)	(526,689,160)	(23,312,155)	(26,656,027)	(1,120,001,134)

Net loss attributable to non-controlling interests	(10,932)	(21,717)	(912,479)	(22,737)	(49,338)	(2,073,025)

Net loss attributable to controlling interest	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

(*) Including sales to related parties in the three months ended June 30, 2022 and 2023 and six months ended June 30, 2022 and 2023 of VND335,107 million; VND5,584,112 million (USD234.6 million); VND1,169,681 million and VND5,833,858 million (USD245.1 million), respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(13,651,818)	(12,535,202)	(526,689,160)	(23,312,155)	(26,656,027)	(1,120,001,134)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(38,509)	21,433	900,546	(8,709)	2,609	109,622

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(38,509)	21,433	900,546	(8,709)	2,609	109,622

Total comprehensive loss for the period, net of tax	(13,690,327)	(12,513,769)	(525,788,613)	(23,320,864)	(26,653,418)	(1,119,891,513)
Net loss attributable to non-controlling interests	(10,932)	(21,717)	(912,479)	(22,737)	(49,338)	(2,073,025)

Comprehensive loss attributable to controlling interest	(13,679,395)	(12,492,052)	(524,876,134)	(23,298,127)	(26,604,080)	(1,117,818,487)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)

						Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted	2,298,963,211	2,299,999,998	2,299,999,998	2,298,963,211	2,299,999,998	2,299,999,998

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the three months ended June 30, 2022:
As of April 1, 2022	2,298,963,211	553,892	—	(87,065,450)	(33,694)	5,973,517	(80,571,735)
Net loss for the period	—	—	—	(13,640,886)	—	(10,932)	(13,651,818)
Foreign currency translation adjustment	—	—	—	—	(38,509)	—	(38,509)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(100,706,336)	(72,203)	5,962,585	(94,262,062)

Additional capital contribution to VinFast Vietnam	—	—	646,655	—	—	—	646,655

Balance as of June 30, 2022 (Unaudited)	2,298,963,211	553,892	646,655	(100,706,336)	(72,203)	5,962,585	(93,615,407)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the three months ended June 30, 2023:
Balance as of April 1, 2023	2,299,999,998	871,021	12,311,667	(141,271,538)	(122,889)	77,401,631	(50,810,108)
Net loss for the period	—	—	—	(12,513,485)	—	(21,717)	(12,535,202)
Foreign currency translation adjustments	—	—	—		21,433	—	21,433

Balance as of June 30, 2023 (Unaudited)	2,299,999,998	871,021	12,311,667	(153,785,023)	(101,456)	77,379,914	(63,323,877)

USD (Unaudited)		36,597,521	517,296,933	(6,461,555,588)	(4,262,857)	3,251,256,891	(2,660,667,101)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the six months ended June 30, 2022:
As of January 1, 2022	2,298,963,211	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the period	—	—	—	(23,289,418)	—	(22,737)	(23,312,155)
Foreign currency translation adjustment	—	—	—	—	(8,709)	—	(8,709)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(100,706,336)	(72,203)	(37,415)	(100,262,062)

Additional capital contribution to VinFast Vietnam	—	—	646,655	—	—	6,000,000	6,646,655

Balance as of June 30, 2022 (Unaudited)	2,298,963,211	553,892	646,655	(100,706,336)	(72,203)	5,962,585	(93,615,407)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the period from July 1, 2022 to December 31, 2022:
Balance as of July 1, 2022 (Unaudited)	2,298,963,211	553,892	646,655	(100,706,336)	(72,203)	5,962,585	(93,615,407)
Net loss for the period	—	—	—	(26,494,377)	—	(42,338)	(26,536,715)
Foreign currency translation adjustments	—	—	—	—	(31,862)	—	(31,862)

Total comprehensive income/(loss)	2,298,963,211	553,892	646,655	(127,200,713)	(104,065)	5,920,247	(120,183,984)

Additional capital contribution to VinFast Auto	1,036,787	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	71,515,874	71,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners	—	—	11,665,012	—	—	—	11,665,012

Balance as of December 31, 2022	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
For the six months ended June 30, 2023:
Balance as of January 1, 2023	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)
Net loss for the period	—	—	—	(26,606,689)	—	(49,338)	(26,656,027)
Foreign currency translation adjustments	—	—	—	—	2,609	—	2,609

Total comprehensive income/(loss)	2,299,999,998	871,021	12,311,667	(153,795,144)	(101,456)	77,390,035	(63,323,877)

Decrease of ownership in existing subsidiaries without losing control	—	—	—	10,121	—	(10,121)	—

Balance as of June 30, 2023 (Unaudited)	2,299,999,998	871,021	12,311,667	(153,785,023)	(101,456)	77,379,914	(63,323,877)

USD (Unaudited)		36,597,521	517,296,933	(6,461,555,588)	(4,262,857)	3,251,256,891	(2,660,667,101)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES

Net loss for the period	(23,312,155)	(26,656,027)	(1,120,001,134)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	1,806,904	2,511,264	105,515,294
Amortization of intangible assets	1,479,172	113,261	4,758,866
Impairment of assets and changes in fair value of held for sale assets	39,259	862,561	36,242,059
Changes in operating lease right-of-use assets	187,207	570,103	23,953,908
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	2,779,274	4,636,460	194,809,244
Deferred tax expenses/(income)	1,014,237	(27,026)	(1,135,546)
Unrealized foreign exchange losses	592,844	167,064	7,019,496
Investment losses	18,962	—	—
Net (gain)/losses on financial instruments at fair value through profit or loss	(660,286)	1,279,073	53,742,563
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	917,271	1,582,016	66,471,261

Change in working capital:
Trade receivables and advance to suppliers	1,086,977	4,053,598	170,319,244
Inventories	(3,956,198)	(6,418,463)	(269,683,319)
Trade payables, deferred revenue and other payables	2,654,005	(3,640,389)	(152,957,521)
Operating lease liabilities	(160,284)	(565,412)	(23,756,807)
Prepayments, other receivables and other assets	(67,887)	345,613	14,521,555

Net cash flows used in operating activities	(15,580,698)	(21,186,304)	(890,180,840)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the six months ended June 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(5,530,036)	(15,727,008)	(660,798,655)
Repayment under a business investment and cooperation contract	(968,773)	—	—
Proceeds from disposal of property, plant and equipment	170,017	922,675	38,767,857
Disbursement of bank deposit	(5,654)	—	—
Collection of loans	1,017,000	545,400	22,915,966
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(2,240)	—	—

Net cash flows used in investing activities	(5,319,686)	(14,258,933)	(599,114,832)

FINANCING ACTIVITIES
Capital contribution from owners	6,000,000	—	—
Deemed contribution from owners	646,655	—	—
Proceeds from borrowings	31,634,689	42,914,466	1,803,128,824
Cash received under a business cooperation contract	—	5,875,000	246,848,739
Repayment of borrowings	(18,482,853)	(15,372,426)	(645,900,252)

Net cash flows from financing activities	19,798,491	33,417,040	1,404,077,311

Net decrease in cash and cash equivalents and restricted cash	(1,101,893)	(2,028,197)	(85,218,361)
Cash, cash equivalents and restricted cash at beginning of the period	3,024,916	4,271,442	179,472,353
Net foreign exchange difference on cash, cash equivalents and restricted cash	3,473	24,422	1,026,134

Cash, cash equivalents and restricted cash at end of the period	1,926,496	2,267,667	95,280,126

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	2,591,952	5,512,701	231,626,092
Establishment of right-of-use assets and lease liabilities at commencement dates	1,232,320	2,968,837	124,741,050

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a)	Corporate information

VinFast Auto Ltd. (formerly known as VinFast Auto Pte. Ltd.) (“VinFast Auto”, “VinFast” or “the Company”) is a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(b)	The Business Combination Agreement

On May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of Cayman Islands (“Black Spade”) and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast Auto (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade (“Merger”), with Black Spade as the surviving entity and a wholly-owned subsidiary of VinFast after the Merger.

In connection with and prior to, the Business Combination Agreement, (i) on July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company under the name “VinFast Auto Ltd.”; and (ii) VinFast effected a share consolidation such that the number of issued and outstanding ordinary share in the capital of VinFast was reduced from 2,412,852,458 to 2,299,999,998 ordinary shares.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) on August 11, 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger as a wholly-owned subsidiary of the Company, (ii) on August 14, 2023, each issued and outstanding Class B Ordinary Share of Black Spade (“BSAQ Class B Ordinary Shares”), par value $0.0001 per share and each issued and outstanding Class A ordinary share of Black Spade, par value $0.0001 per share (other than BSAQ Class A ordinary shares that were treasury shares, validly redeemed shares, or BSAQ dissenting shares) were converted into one VinFast Ordinary Share; and (iii) VinFast, Black Spade and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption, amendment agreement (the “Warrant Assumption Agreement”) dated as of August 11, 2023, and on August 14, 2023, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in a private placement in connection with Black Spade’s initial public offering were exchanged for a corresponding warrant exercisable for VinFast ordinary shares.

On August 14, 2023, VinFast Auto Ltd. announced the completion of the previously announced business combination with Black Spade Acquisition Co, a Cayman Islands exempted company (“Black Spade” or “BSAQ”), pursuant to the business combination agreement, dated as of May 12, 2023, by and among the Company, Black Spade, and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”).

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(b)	The Business Combination Agreement (continued)

Pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023, by and among the Company, the Sponsor and certain initial shareholders of Black Spade and the backstop subscription agreement, dated as of August 10, 2023, by and among the Company, Sponsor and Lucky Life Limited (the “Backstop Subscriber”), on August 14, 2023, VinFast issued to the Backstop Subscriber 1,636,797 ordinary shares for $10.00 per share for an aggregate purchase price of $16.4 million (the “Backstop Subscription”).

As a result of the foregoing transactions, there were 2,307,170,695 ordinary shares and 14,829,989 warrants outstanding as of August 14, 2023.

On August 15, 2023, VinFast’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW,” respectively.

(c)	Basis of presentation

The management of VinFast Auto Ltd. has prepared the accompanying unaudited interim condensed consolidated financial statements of the Group.

These accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance with respect to interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2022. Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Group for each of the periods presented. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have accessed to the audited consolidated financial statements for the preceding fiscal years. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022.

(d)	Going concern basis of accounting

The Group has prepared the unaudited interim condensed consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in normal course of operations as they come due.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(d)	Going concern basis of accounting (continued)

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND26,656.0 billion (USD1,120.0 million) for the six months ended June 30, 2023. Accumulated losses amounted to VND153,785.0 billion (USD6,461.6 million) as of June 30, 2023. The Group is also in a net current liability position of VND52,484.0 billion (USD2,205.2 million) as of June 30, 2023.

As of June 30, 2023, the Group’s consolidated balance of cash and cash equivalents was VND1,600.7 billion (USD67.2 million) (as of December 31, 2022: VND4,271.4 billion). The Group has prepared its business plan covering the next twelve months from the issuance date of the unaudited interim condensed consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the consummation of external financing projects. The Group also relies on the financial support from Vingroup JSC, who will undertake necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the unaudited interim condensed consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and other legal consolidated entities. All intercompany transactions and balances within the Group are eliminated upon consolidation.

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

c)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers. From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. Refer to the accounting policy on warranty provisions in section d) Warranty provisions.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(e)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services which is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2022, revenue recognized during the six months ended June 30, 2023 was VND48.3 billion (USD2.0 million). Of the total deferred revenue as of June 30, 2023, the Group expects to recognize VND48.8 billion (USD2.1 million) of revenue in the remainder of 2023. The remaining balance will be recognized over the performance period.

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam market

In April 2023, the Group launched a residual value guarantee program in Vietnam of which the Group has the choice to repurchase VinFast electric vehicles from customers after five years of their use. Purchases under the program would be made at predetermined prices which would be a percentage of the original price based on the vehicle model after 5 years and within 90 days from the end of year 5th. Alternatively, the Group may also choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third party prior to Vinfast’s refusal, they are not entitled to the RVG i.e., Vinfast is not obligated to pay the above-mentioned difference.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

The Group accounts for this program in accordance with ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. Accordingly, the Group recognizes revenue when control transfer upon delivery and bifurcate the RVG at fair value and account for it as a guarantee liability. The remaining amount of the transaction price is allocated among the performance obligations, in proportion to the standalone selling price of performance obligations.

The guarantee liability represents the estimated amount the Group expects to pay after five years. The Group is released from residual risk upon either expiration or settlement of the RVG. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability. As of June 30, 2023, the RVG liability was insignificant.

US market

The Group provides an RVG to its commercial banking partner in connection with its vehicle leasing program. Under the vehicle leasing program, the Group generally receives full payment for the vehicle sales price at the time of delivery or shortly after delivery, does not bear casualty and credit risks during the lease term, and is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner and a predetermined resale value.

During the first six months of 2023, California residents have the option to lease the VF8 “City Edition” for either 24 or 36 months and customers who have elected to take delivery of the VF 8 “City Edition” are qualified for the VinFast Lease Forward Program following a 12-month leasing period. This program allows eligible customers to exchange their VF8 “City Edition” for the VF8 (87.7 kWh battery) with the same trim (Eco or Plus), which offers a longer driving range, without any increase in lease payments. Vehicle sales via leasing program with commercial banking partner to consumers who participate the Lease Forward Program are accounted for as operating leases. Estimated lease revenue is recorded ratably over the estimated term of the lease based on the difference between net sales proceeds and the guaranteed repurchase amount because the Group believes the customer has a significant economic incentive to exercise the option of exchanging the car provided to them. The Lease Forward Program has ceased from September 2023.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

d)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Warranty provisions (continued)

As of December 31, 2022 and June 30, 2023, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the unaudited interim condensed consolidated balance sheets.

Accrued warranty activities consisted of the following:

	For the six months ended on June 30,
	2022	2023	2023
	VND million	VND million	USD
Accrued warranty at beginning of the period	335,469	861,221	36,185,756
Changes in the liability for accruals related to pre-existing warranty (including adjustments related to changes in estimates)	(5,101)	(37,920)	(1,593,277)
Provision for warranty (i)	490,419	521,522	21,912,689
Utilized	(33,351)	(156,398)	(6,571,345)

Accrued warranty at ending of the period	787,436	1,188,425	49,933,824

Including: Accrued warranty, current	251,961	338,152	14,208,067
Accrued warranty, non-current	535,475	850,273	35,725,756

(i)

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated impact of extension warranty period for cars sold before December 31, 2021 amounting to VND357 billion (USD15.1 million) was recorded in selling and distribution costs for the six months ended June 30, 2022.

e)	Lease

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease (continued)

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent is considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease (continued)

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2c).

f)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

g)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

-	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Fair value measurement (continued)

-	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

-	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

h)	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations, unaudited interim condensed consolidated statement of other comprehensive loss, unaudited interim condensed consolidated statements of shareholders’ equity, unaudited interim condensed consolidated statement of cash flows and the related notes from VND into USD as of and for the three months and six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,800, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2023. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2023, or at any other rate.

The amounts shown in the unaudited interim condensed consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2023-02, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)

On March 29, 2023, FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments expand the use of the proportional amortization method of accounting, currently allowed only for investments in low-income housing tax credit structures, to equity investments in other tax credit structures that meet certain criteria. The proportional amortization method results in the tax credit investment being amortized in proportion to the allocation of tax credits and other tax benefits in each period, and a net presentation within the income tax line item.

The amendments are effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. All other entities have an additional year to adopt the new guidance. Early adoption is permitted. If adopted in an interim period, the guidance must be applied retrospectively to the beginning of the fiscal year that includes the interim period.

The amendments are not expected to have a material impact on the Group.

ASU 2023-01, Leases (Topic 842): Common Control Arrangements

On March 27, FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments require all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term and allow private and certain not-for-profit entities to use the written terms and conditions of an agreement to account for common control leases without further assessing the legal enforceability of those terms.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance.

The amendments are not expected to have a material impact on the Group.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements (continued)

The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

We adopted this ASU prospectively on January 1, 2023. This ASU has not and is currently not expected to have a material impact on the Group.

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is primarily related to cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities and autonomous vehicle manufacturing surety bonds. The restricted cash is recorded as an item of short-term prepayments and other receivables and other non-current assets in the unaudited interim condensed consolidated balance sheet. The Company determines current or non-current classification based on the expected duration of the restriction.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH (continued)

Details of cash and cash equivalent and restricted cash are presented in the interim condensed consolidated statements of cash flows as below:

	As of June 30, 2022	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	VND million	USD
Cash and cash equivalents	1,926,496	4,271,442	1,600,653	67,254,328
Short-term restricted cash in short-term prepayments and other receivables	—	—	35,055	1,472,899
Long-term restricted cash in other non-current assets	—	—	631,959	26,552,899

Total cash, cash equivalent and restricted cash presented in the interim condensed consolidated statements of cash flow	1,926,496	4,271,442	2,267,667	95,280,126

5.	INVENTORIES, NET

The classification of inventory balance as of each financial reporting date is as follows:

	At lower of cost and net realizable value
	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	USD
Raw materials	12,096,176	13,444,783	564,906,849
Good in transit	2,479,342	679,542	28,552,185
Finished goods, including service parts	3,733,281	7,202,626	302,631,345
Work in process	2,976,984	2,395,457	100,649,454
Merchandises	124,375	83,953	3,527,437
Tools and spare parts	197,119	215,708	9,063,361

TOTAL	21,607,277	24,022,069	1,009,330,630

Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation.

6.	IMPAIRMENT OF LONG-LIVED ASSETS

As of June 30, 2023, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND862,561 million (USD36.2 million) relating to leased-out batteries under the Automotive and E-scooter segments were recognized for the six months ended June 30, 2023.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2022			As of June 30, 2023
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:
License	3,903,095	(3,698,305)	204,790	3,903,095	(3,713,474)	189,621	7,967,269
Software	1,442,065	(608,416)	833,649	1,442,065	(706,186)	735,879	30,919,286
Purchased software under development phase	410,506	—	410,506	577,707	—	577,707	24,273,403
Others	17,176	(5,050)	12,126	17,176	(5,372)	11,804	495,966

Total	5,772,842	(4,311,771)	1,461,071	5,940,043	(4,425,032)	1,515,011	63,655,924

The Group recorded amortization expenses of VND113,261 million (USD4.8 million) and VND1,479,172 million for the six months ended June 30, 2023 and 2022, respectively.

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	USD
Automotive	262,252	262,252	11,018,992
E-scooter	9,951	9,951	418,109

Total	272,203	272,203	11,437,101

There were no accumulated impairment losses as of June 30, 2023 and December 31, 2022.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of June 30, 2023, the Group has determined that an indicator of impairment for the Automotive reporting unit existed. Accordingly, a quantitative goodwill impairment test was performed for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2022: 3%). The after-tax discount rate applied to cash flow projections is 15% (2022: 15%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not identify impairment for goodwill allocated to this reporting unit.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Management has made key assumptions and estimate about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market condition outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow could result in an impairment of goodwill.

8.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31, 2022	As of June 30, 2023
	Note	VND million	VND million	USD
Short-term
Loans from banks	8.1	6,268,276	11,204,438	470,774,706
Current portion of long-term loans	8.2	8,311,277	3,966,293	166,650,966

TOTAL		14,579,553	15,170,731	637,425,672

Long-term
Loans from banks	8.2	27,652,234	26,723,086	1,122,818,739
Domestic bonds	8.3	13,972,726	14,007,906	588,567,479

TOTAL		41,624,960	40,730,992	1,711,386,218

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of June 30, 2023 were as follows:

Bank	As of June 30, 2023	As of June 30, 2023	Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint-Stock Commercial Bank	4,199,795	176,461,975	From July 2023 to April 2024	Sharing collateral with a group of companies guaranteed by certain shares of affiliates of the Group held by the ultimate parent company and a property held by an affiliate of the Group

Vietnam Technological and Commercial Joint Stock Bank	2,684,244	112,783,361	From July 2023 to February 2024	Certain shares of the ultimate parent company held by a related party of the Group; payment guarantee from the ultimate parent company

Saigon-Hanoi Commercial Joint Stock Bank	1,738,901	73,063,067	From November 2023 to February 2024	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company held by a shareholder of the Group

Joint stock Commercial Bank for Investment and Development of Viet Nam-Ha Thanh Branch	1,226,000	51,512,605	From July 2023 to March 2024	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; a bond of a bank held by another affiliate of the Group; payment guarantee from the ultimate parent company
Joint stock Commercial Bank for Investment and Development of Viet Nam - Quang Trung Branch	1,111,471	46,700,462	From July 2023 to March 2024	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; payment guarantee from the ultimate parent company
Ho Chi Minh City Development Joint Stock Commercial Bank	244,027	10,253,235	December 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

TOTAL	11,204,438	470,774,706

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.1	Short-term loans from banks (continued)

Details of interest rate during the period of short-term borrowings as of June 30, 2023 are as follows:

Loans land borrowings	Currency	Interest rate per annum applicable for the six months ended June 30, 2023
Short-term Loans	VND	From 8.8% to 15%
UPAS Letter of Credit	VND	From 8.5% to 9%

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.2	Long-term loans from banks

Details of long-term borrowings as of June 30, 2023 were as follows:

Lenders	As of June 30, 2023		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	607,392,647	14,455,945	From September 2023 to September 2030	(i	)
In which: current portion	89,181,597	2,122,522
Foreign syndicated loan No.2	212,353,445	5,054,012	From November 2023 to November 2024	(i	)
In which: current portion	61,434,706	1,462,146
Foreign syndicated loan No.4	96,873,655	2,305,593	From December 2023 to December 2026	(i	)
In which: current portion	14,858,193	353,625
Foreign syndicated loan No.5	127,296,723	3,029,662	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	243,626,849	5,798,319	From November 2025 to November 2026	(i	)
Domestic loan	1,926,387	45,848	From September 2023 to December 2024	(i	)
In which: current portion	1,176,471	28,000

TOTAL	1,289,469,706	30,689,379

In which:
Non-current portion	1,122,818,739	26,723,086
Current portion	166,650,966	3,966,293

(i)	As of June 30, 2023 and December 31, 2022, these long-term loans were secured by:

•	Property, plant and equipment, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

•	Certain shares of affiliates of the Group held by the ultimate parent company;

•	Payment Guarantee from the ultimate parent company and a commercial bank.

Details of interest rate during the six months ended June 30, 2023 of borrowings as follows:

Loans and borrowings	Currency	Interest rate per annum applicable for the six months ended June 30, 2023
Secured loans	VND	Floating interest rate 11.8% per annum
Secured loans without swap contract	USD	Floating interest rate, from 4.93% to 8.77% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 13)	USD	Fixed interest rate under swap contract from 4.1% to 6.37% per annum

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.3	Domestic bonds

The balance as of June 30, 2023 includes bonds arranged by a third counterparty:

•

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,414.5 billion (USD479.6 million) (net of issuance costs) as of June 30, 2023. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company;

•

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,980.6 billion (USD83.2 million) (net of issuance costs) as of June 30, 2023. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

•

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD 26.3 million). The remaining principal balance of the bonds as of June 30, 2023 is VND612.8 billion (USD25.7 million) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

9.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

Balance as of June 30, 2023 represents deposits and down payment received in advance from customers for sales of automobiles, e-scooters and service parts, which included VND214.1 billion (USD9.0 million) of refundable deposit liabilities and VND273.9 billion (USD11.5 million) of non-refundable down-payment of contract liabilities. Revenue recognized in the six months ended June 30, 2023 from the contract liabilities at beginning of the year amounted to approximately VND2,142.2 billion (USD90.0 million).

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the three months and the six months ended June 30, 2023 and 2022. Details are as below:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
Net loss attributable to controlling interests	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

Net loss attributable to controlling interests adjusted for the effect of dilution	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

				Unit: Shares
	For the three months ended June 30,		For the six months ended June 30,
	2022	2023	2022	2023
Weighted average number of ordinary shares for basic earnings per share	2,298,963,211	2,299,999,998	2,298,963,211	2,299,999,998

Weighted average number of ordinary shares adjusted for the effect of dilution	2,298,963,211	2,299,999,998	2,298,963,211	2,299,999,998

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND	VND	USD	VND	VND	USD
Basic loss per share	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)
Diluted loss per share	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)

In January 2022, the Company effected a 100-for-one split of ordinary shares. On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had significant transactions during the six months ended June 30, 2023 and 2022 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
Vietnam Investment Group Joint Stock Company (“VIG”)	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES Energy Solutions JSC (“VinES JSC”)	Entity under common control
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology Transport Services LLC”)	Entity under common control
Vincom Retail JSC (“Vincom Retail JSC”)	Entity under common control
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Entity under common control
VIN3S JSC	Entity under common control
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
VinCSS Internet Security Services Limited Liability Company (“VinCSS”)	Entity under common control
Vinpearl JSC	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Associate of Ultimate Parent

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the six months ended June 30, 2023 and 2022 were as follows:

		For the six months ended June 30,
		2022	2023
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	12,982,300	40,409,133	1,697,862,731
	Capital contribution in cash	6,000,000	—	—
	Issuance of DPS2 (Note 12)	13,995,359	—	—
	Interest payable	1,096,442	1,196,994	50,293,866
VIG	Cash received in advance for disposal of Internal Combustion Engine (“ICE”) assets (inclusive of VAT receivable)	2,000,000	—	—
	Disposal of a portion of ICE assets	291,607	—	—
Pham Nhat Vuong	Sponsorship contribution – accounted for as deemed contribution	350,000	—	—
Vinhomes JSC	Sales	—	66,588	2,797,815
	Vouchers redemption	—	637,908	26,802,857
	Interest expenses	38,801	—	—
	Cash received from selling car vouchers	1,700,000	—	—
Vinsmart JSC	Purchase of machinery and equipment, tools, materials and goods	2,574,438	23,597	991,471
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	56,000	—	—
	Interest payable	473,191	756,183	31,772,395
Vincom Retail JSC	Borrowings	1,380,000	2,075,000	87,184,874
GSM JSC	Sales of vehicles	—	5,615,606	235,949,832
VIN3S JSC	Purchase of information technology services	175,441	8,219	345,336
Vincom Retail Operation JSC	Borrowing	1,420,000	2,740,000	115,126,050
	Interest expense	16,142	49,834	2,093,866
Vinpearl JSC	Hotel service & airplane tickets expenses	72,503	77,965	3,275,840
	Advance to buy voucher	350,000	—	—
	Interest receivable	47,608	9,862	414,370
VinES JSC	Sale of battery parts and finished batteries	640,954	—	—
	Transfer battery production facilities	1,445,692	41,095	1,726,681
	Processing fee	—	837,060	35,170,588
	Purchase of battery parts and finished batteries	—	518,471	21,842,227
VinCSS	Purchase of information technology services	32,848	46,879	1,969,706
Vinbus Ecology Transport Services LLC	Sale of electric buses	468,331	94,688	3,978,487
Vantix JSC	Receivable of advance due to cancellation of contract	234,807	—	—

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the six months ended June 30, 2023 and 2022 were as follows (continued):

Amounts due to and from related parties as of June 30, 2023 and December 31, 2022:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,978,097	391,784	16,461,513
Short-term loans (Note 11a)	545,400	—	—
Short-term advance to and receivables (Note 11c)	1,432,697	391,784	16,461,513
Long-term loans to and receivables	44,533	47,445	1,993,487
Long-term receivables (Note 11c)	44,533	47,445	1,993,487

Total	2,022,630	439,229	18,455,000

Amounts due to related parties
Short-term payables to and borrowings from related parties	17,325,317	42,208,018	1,773,446,134
Short-term payables (Note 11c)	16,605,397	8,816,854	370,456,050
Short-term borrowing (Note 11b)	719,920	33,391,164	1,402,990,084
Long-term payables to related parties	21,918,710	18,461,814	775,706,471
Long-term payables (Note 11c)	14,371,365	15,040,314	631,945,966
Long-term borrowing (Note 11b)	7,547,345	3,421,500	143,760,504

Total	39,244,027	60,669,832	2,549,152,605

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

a)	Detail of loans to related parties:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Short-term loans to related parties
Vinpearl JSC	545,400	—	—

Total	545,400	—	—

b)	Detail of borrowings from related parties:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Short-term borrowing from related parties
Vingroup JSC	325,000	33,091,164	1,390,385,042
Vinpearl JSC	300,000	300,000	12,605,042
Asian Star	94,920	—	—

Total	719,920	33,391,164	1,402,990,084

Long-term borrowing from related parties
Vingroup JSC	7,547,345	3,421,500	143,760,504

Total	7,547,345	3,421,500	143,760,504

Details of the short-term and long-term borrowings from related parties of the Group as of June 30, 2023 were as follows:

Counterparty	As of June 30, 2023		Maturity	Collateral	Interest rate applicable for the six months ended June 30, 2023
	VND million	USD (Convenience translation)
Short-term
Vingroup JSC	33,091,164	1,390,385,042	From August 2023 to June 2024	Unsecured	8-11%
Vinpearl JSC	300,000	12,605,042	August 2023	Unsecured	11%

TOTAL	33,391,164	1,402,990,084

Long-term
Vingroup JSC	3,421,500	143,760,504	From July 2024 to December 2026	Unsecured	11%

TOTAL	3,421,500	143,760,504

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

c)	Detail of other balance due from and due to related parties:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Amount due from related parties
VinFast Lithium Battery Pack LLC	46,270	49,691	2,087,857
Vinpearl JSC	250,204	23,003	966,513
VinES JSC	1,000,000	33,690	1,415,546
Vingroup JSC	45,676	51,014	2,143,445
VHIZ JSC	38,413	34,453	1,447,605
Vinhomes JSC	3,654	70,687	2,970,042
Vinbus Ecology Transport Services LLC	15,750	67,185	2,822,899
Others	77,263	109,506	4,601,092

Total	1,477,230	439,229	18,455,000

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Amount due to related parties
Vingroup JSC	910,276	1,906,074	80,087,143
VHIZ JSC (*)	15,193,854	15,730,146	660,930,504
Vinhomes JSC	3,604,933	2,970,206	124,798,571
Vinsmart JSC	2,038,084	407,944	17,140,504
VinES JSC	8,816,483	492,534	20,694,706
Vin3S JSC	104,792	98,570	4,141,597
GSM JSC	—	1,978,369	83,124,748
Others	308,340	273,325	11,484,244

Total	30,976,762	23,857,168	1,002,402,017

(*)	This is payable relating to the leaseback transaction with VHIZ JSC. Payment is made every quarter until February 2067.

12.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes leasing activities.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

Information about segments presented was as follows:

For the six months ended June 30, 2023:

Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	8,658,849	403,913	451,479	409,916	—	9,924,157
Cost of sales	(14,784,991)	(692,705)	(274,409)	(695,444)	—	(16,447,549)
Gross profit/(loss)	(6,126,142)	(288,792)	177,070	(285,528)	—	(6,523,392)
Operating expenses	(10,982,756)	(150,496)	—	(862,561)	(1,853,491)	(13,849,304)
Operating profit/(loss)	(17,108,898)	(439,288)	177,070	(1,148,089)	(1,853,491)	(20,372,696)

For the six months ended June 30, 2022:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	5,417,775	709,138	1,093,769	97,016	—	7,317,698
Cost of sales	(10,147,822)	(1,228,279)	(929,026)	(145,242)	—	(12,450,369)
Gross profit/(loss)	(4,730,047)	(519,141)	164,743	(48,226)	—	(5,132,671)
Operating expenses	(12,432,127)	(385,458)	—	—	(1,660,656)	(14,478,241)
Operating profit/(loss)	(17,162,174)	(904,599)	164,743	(48,226)	(1,660,656)	(19,610,912)

For the three months ended June 30, 2023:

Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	7,289,097	198,777	221,293	243,364	—	7,952,531
Cost of sales	(9,838,553)	(361,391)	(71,473)	(395,736)	—	(10,667,153)
Gross profit/(loss)	(2,549,456)	(162,614)	149,820	(152,372)	—	(2,714,622)
Operating expenses	(4,750,196)	(89,816)	—	(381,918)	(1,293,871)	(6,515,801)
Operating profit/(loss)	(7,299,652)	(252,430)	149,820	(534,290)	(1,293,871)	(9,230,423)

For the three months ended June 30, 2022:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	2,666,552	364,619	369,178	38,953	—	3,439,302
Cost of sales	(4,915,060)	(723,928)	(238,997)	(85,854)	—	(5,963,839)
Gross profit/(loss)	(2,248,508)	(359,309)	130,181	(46,901)	—	(2,524,537)
Operating expenses	(7,690,331)	(269,281)	—	—	(1,056,274)	(9,015,886)
Operating profit/(loss)	(9,938,839)	(628,590)	130,181	(46,901)	(1,056,274)	(11,540,423)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

For the six months ended June 30, 2023:

Currency: USD

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	363,817,185	16,971,134	18,969,706	17,223,361	—	416,981,387
Cost of sales	(621,218,109)	(29,105,252)	(11,529,790)	(29,220,336)	—	(691,073,487)
Gross profit/(loss)	(257,400,924)	(12,134,118)	7,439,916	(11,996,975)	—	(274,092,101)
Operating expenses	(461,460,336)	(6,323,361)	—	(36,242,059)	(77,877,773)	(581,903,529)
Operating profit/(loss)	(718,861,261)	(18,457,479)	7,439,916	(48,239,034)	(77,877,773)	(855,995,630)

For the three months ended June 30, 2023:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	306,264,580	8,351,975	9,298,025	10,225,378	—	334,139,958
Cost of sales	(413,384,580)	(15,184,496)	(3,003,067)	(16,627,563)	—	(448,199,706)
Gross profit/(loss)	(107,120,000)	(6,832,521)	6,294,958	(6,402,185)	—	(114,059,748)
Operating expenses	(199,588,067)	(3,773,782)	—	(16,046,975)	(54,364,328)	(273,773,151)
Operating profit/(loss)	(306,708,067)	(10,606,303)	6,294,958	(22,449,160)	(54,364,328)	(387,832,899)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

The following table presents revenues by geographic area based on the sales location of the products:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
Vietnam	3,439,302	7,952,531	334,139,958	7,317,698	9,914,632	416,581,176
United States	—	—	—	—	9,525	400,210

Total	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

The following table presents revenues earned from external customers for each group of similar products and services:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
Sales of ICE vehicles	1,984,275	1,450	60,924	4,341,948	61,532	2,585,378
Sales of e-cars	510,097	7,118,597	299,100,714	607,496	8,299,789	348,730,630
Sales of e-buses	172,180	169,050	7,102,941	468,331	297,528	12,501,176
Sales of e-scooters	364,619	198,777	8,351,975	709,138	403,913	16,971,134
Sale of spare parts and components	328,841	180,793	7,596,345	1,035,409	372,338	15,644,454
Rendering of aftermarket services	40,337	40,500	1,701,681	58,360	79,141	3,325,252
Revenue from leasing activities and other	38,953	243,364	10,225,378	97,016	409,916	17,223,361

Total revenue	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387

13.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050
In which:
Non-current portion	—	—	696,332	696,332
Current portion	—	—	532,718	532,718

As of December 31, 2022	—	—	1,229,050	1,229,050

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	15,180,723	15,180,723

As of December 31, 2022	—	—	15,180,723	15,180,723

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of June 30, 2023
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contract (i)	—	—	750,039	750,039	31,514,244
In which:
Non-current portion	—	—	309,614	309,614	13,008,992
Current portion	—	—	440,425	440,425	18,505,252

As of June 30, 2023	—	—	750,039	750,039	31,514,244

Financial liabilities:
Financial liability at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	16,083,583	16,083,583	675,780,798

As of June 30, 2023	—	—	16,083,583	16,083,583	675,780,798

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	As of January 1, 2022	Initial recognition during the year	Net change in unrealized fair value recognized in consolidated statements of operations	As of June 30, 2022
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset – cross-currency interest rate swaps contract (i)	5,291	—	3,778	9,069
In which:
Non-current portion	5,291	—	3,778	9,069
Current portion	—	—	—	—
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2	—	13,995,359	775,704	14,771,063
- Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	—	(1,782,345)	220,839
In which:
Non-current portion	891,711	13,995,359	(116,007)	14,771,063
Current portion	1,111,473	—	(890,634)	220,839

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2023	Net change in unrealized fair value recognized in consolidated statements of operations	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset – cross-currency interest rate swaps contract (i)	1,229,050	(479,011)	750,039	31,514,244
In which:
Non-current portion	696,332	(386,718)	309,614	13,008,992
Current portion	532,718	(92,293)	440,425	18,505,252
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (ii)	15,180,723	902,860	16,083,583	675,780,798
In which:
Non-current portion	15,180,723	902,860	16,083,583	675,780,798
Current portion	—	—	—	—

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2 and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The CCIRS contract of the loan No.3 was expired in April 2023. The outstanding notional amounts of the Group’s derivative instruments were maximum equal the carrying value of syndicated loans No. 1 and No. 2 as disclosed in Note 8.

As of June 30, 2023, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND750.0 billion (USD31.5 million) (as of December 31, 2022: VND1,229 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for the six months ended June 30, 2023 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

In the current quarter, certain CCIRS contracts were modified to replace the LIBOR rate with the Term Secured Overnight Financing Rate (“Term SOFR”). The Company elected to apply the optional expedient (with the required criteria met) to the modification of CCIRS contracts and accordingly, did not remeasure at the modification date.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2 at the conversion rate 1:1 and the conversion rate can be adjusted based on the occurrence of the Adjusting Event which is defined in accordance with relevant documents and dependent on whether the appropriate internal approvals of VinFast Vietnam is in place or not. In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB. The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the unaudited interim condensed consolidated statements of the Company.

As of June 30, 2023, the fair value of the Financial liabilities in respect of DPS2 was VND16,083.6 billion (USD675.8 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the unaudited interim condensed consolidated statement of operations.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of June 30, 2023 and as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2022	Interpolated LIBOR for subsequent years	4.41 - 4.96
		June 30, 2023	Interpolated SOFR for subsequent years	4.54 - 5.74

CCIRS contract of the loan No.2	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.54 - 4.97
		June 30, 2023	Interpolated SOFR for subsequent years	5.29 - 5.54

CCIRS contract of the loan No.3	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.86 - 4.89
		June 30, 2023	Interpolated SOFR for subsequent years	Expired in April 2023

Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85% - 88%

		June 30, 2023	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.46
			Dividend yield ($) (ii)	0
			Volatility (ii)	61% - 76%

(i)

The fair value of ordinary shares is estimated based on DCF method. Because there has been no public market for ordinary shares at the reporting date, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is inherent uncertainty in these estimates. $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND11.7 billion/VND5.4 billion (USD0.5 million/USD0.2 million), respectively.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes (continued)

(ii)

The risk-free rates are estimated based on the curve of USD SOFR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND121.8 billion/VND123.3 billion (USD5.1 million/USD5.2 million), respectively.

14.	LEASES

Group as a lessor

Sales-type leases

For the six months ended June 30, 2023, we recognized VND179.2 billion (USD7.5 million) of sales-type leasing revenue and VND212.8 billion (USD8.9 million) of sales-type leasing cost of revenue (for the six months ended June 30, 2022: nil)

Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Gross lease receivables	149,417	451,884	18,986,723
Received cash	(2,649)	(17,495)	(735,084)
Unearned interest income	(59,258)	(187,995)	(7,898,950)
Net investment in sales-type leases	87,510	246,394	10,352,689

Reported as:
Current net investment in sales-type lease	5,448	21,117	887,269
Non-current net investment in sales-type lease	82,062	225,277	9,465,420
Net investment in sales-type leases	87,510	246,394	10,352,689

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	LEASES (continued)

Lease income in operating lease

	For the three months ended June 30,		For the six months ended June 30,
	2022	2023	2022	2023	2023
	VND million	VND million	VND million	VND million	USD
Lease income relating to lease payments	21,214	58,270	43,825	103,437	4,346,107
Lease income relating to variable lease payments not included in the measurement of the lease receivable	2,727	11,233	5,997	27,301	1,147,114

15.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Vehicle segment, as held for sale as of June 30, 2023 due to its plan to dispose of these assets.

	As of December 31, 2022	As of June 30, 2023
	VND million	VND million	USD
Carrying value of assets held for sale
Assets of Lang Lang Proving Ground	360,893	353,049	14,833,992

Total	360,893	353,049	14,833,992

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. The Group identified a potential customer and signed a conditional sale agreement in May 2023. As of June 30, 2023, the potential customer is in progress of carrying out due diligence and the sale transaction is expected to be completed in 2023. Therefore, the criteria of assets held-for-sale are satisfied as of June 30, 2023.

16.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, direct cost to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated commitment amount of these contracts as at June 30, 2023 was VND12,540.6 billion (USD526.9 million) (December 31, 2022: VND18,498.9 billion).

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND403.0 billion (USD16.9 million) in excess of the amount accrued.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	COMMITMENTS AND CONTINGENCIES (continued)

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. and Europe. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Commitments related to purchase volume

From time to time, the Group enters into contracts with suppliers which are subjected to committed minimum purchase quantity. The Group is subjected to shortfall compensation when the stipulated minimum purchase quantities are not met.

At the present time, the Group considered that the amount of compensation cannot be reliably estimated, and therefore, no provision for compensation has been recorded in the Company’s Interim Condensed Consolidated Statements of Operations.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND248.2 billion (USD10.5 million) until the end of 2025.

The Group has engaged in a contract to buy engines from a supplier. As per the terms of this agreement, the Group anticipates incurring a loss of VND 70 billion (equivalent to USD 2.96 million) when fulfilling the remaining obligations of the contract.

17.	SUBSEQUENT EVENTS

The share consolidation

On August 1, 2023, the Shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share consolidation.

The Business Combination

On May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co and Nuevo Tech Limited as disclosed in Note 2(b).

The Business Combination between VinFast Auto Ltd. and Black Spade Acquisition Co was approved at an extraordinary general meeting of Black Spade’s shareholders on August 10, 2023. Subsequently, the Business Combination closed on August 14, 2023 and upon such closing, VinFast remains as the combined company, and its ordinary shares and warrants began trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the new ticker symbols “VFS” and “VFSWW,” respectively, on August 15, 2023.

Up to the date of this report, the Company has issued 4,929,684 ordinary shares to Sponsor upon the cashless exercise of 6,380,000 private placement warrants and 5,083,385 ordinary shares to public warrant holders upon receiving exercise notices.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	SUBSEQUENT EVENTS (continued)

Gotion Investment

On June 30, 2023, the Company entered into the Gotion Subscription Agreement an ordinary shares subscription agreement with Gotion Inc. (“Gotion”) pursuant to which Gotion will subscribe for 15,000,000 ordinary shares at $10 per share for an aggregate subscription price of $150 million. As of the date of this report, 15,000,000 ordinary shares were issued to Gotion.

Incentive Award Plan

On August 14, 2023, the Shareholders of the Company approved the Incentive Award Plan, under which the Company may grant incentive awards to eligible employees, consultants and directors of the Group, subject to the relevant corporate approvals. Accordingly, up to 232,200,068 ordinary shares may be issued pursuant to the Incentive Award Plan.

Part II – Unaudited Pro Forma Condensed Combined Financial Information

In this prospectus, the term “Public Warrants” refers to warrants issued by VinFast in connection with the Business Combination in exchange for Black Spade warrants issued in its initial public offering, which each entitled its holder to purchase one BSAQ Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment and the term “Private Placement Warrants” refers to warrants issued by VinFast in connection with the Business Combination in exchange for Black Spade warrants sold by Black Spade to the Sponsor in a private placement consummated concurrently with its initial public offering, which each entitled its holder to purchase one BSAQ Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of VinFast and Black Spade adjusted to give effect to (i) the consummation of the Transactions, as described below under the heading, “Description of the Transactions,” (ii) the Gotion Investment which is described below under the heading “Gotion Investment,” and (iii) the phase-out of ICE vehicle production (the “ICE Production Phase-out”), which is described in this prospectus under the section titled “Corporate History and Structure—Phase-out of ICE Vehicle Production.” The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included in these financial statements have the same meaning as terms defined and included elsewhere in this prospectus.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the unaudited historical condensed consolidated balance sheet of VinFast as of June 30, 2023 with the unaudited historical condensed balance sheet of Black Spade as of June 30, 2023, as if the Transactions and the Gotion Investment had been completed on June 30, 2023.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 combines the audited historical consolidated statements of operations of VinFast for the year ended December 31, 2022 with the audited historical statements of operations of Black Spade for the year ended December 31, 2022, as if the Transactions, the Gotion Investment and the ICE Production Phase-out had been completed on January 1, 2022.

The following unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 combines the unaudited historical condensed consolidated statements of operations of VinFast for the six months ended June 30, 2023 with the unaudited historical condensed statements of operations of Black Spade for the six months ended June 30, 2023, as if the Transactions, the Gotion Investment and the ICE Production Phase-out had been completed on January 1, 2022.

The historical financial information of Black Spade was derived from its audited historical financial statements for the year ended December 31, 2022 and its unaudited historical condensed financial statements for the six months ended June 30, 2023. The historical financial information of VinFast was derived from its audited historical consolidated financial statements for the year ended December 31, 2022 and its unaudited historical condensed financial statements for the six months ended June 30, 2023, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with VinFast’s and Black Spade’s financial statements and related notes, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma adjustments related to the Transactions and the Gotion Investment, which we refer to as the “Transactions Accounting Adjustments,” and the pro forma adjustments related to the ICE Production Phase-out, which we refer to as the “ICE Production Phase-out Accounting Adjustments,” collectively, are described in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed combined statements of operations (i) are based on information currently available, (ii) are intended for informational purposes only, (iii) are not necessarily indicative of and do not purport to represent what our operating results would have been had the Transactions, the Gotion Investment and the ICE Production Phase-out occurred as described or what our future operating results will be after giving effect to these events, and (iv) do not reflect all actions that may be undertaken by us after the Transactions, the Gotion Investment and the ICE Production Phase-out.

Description of the ICE Production Phase-out

Please refer to the section titled “Corporate History and Structure—Phase-out of ICE Vehicle Production,” in this prospectus.

Description of the Transactions

On May 12, 2023, Black Spade entered into the Business Combination Agreement with VinFast and Merger Sub, a wholly owned subsidiary of VinFast. Pursuant to the Business Combination Agreement, on August 11, 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger and becoming a wholly owned subsidiary of VinFast, and the securityholders of Black Spade becoming securityholders of VinFast. On August 15, 2023, VinFast’ s shares and warrants commenced trading on Nasdaq under the ticker symbols “VFS” and “VFSWW,” respectively.

Pursuant to the Business Combination Agreement, (a) each Class A ordinary share of Black Spade outstanding (“Black Spade Public Shares”) immediately prior to the Effective Time was converted into one VinFast ordinary share (all holders of Class A ordinary shares of Black Spade, the “Black Spade Public Shareholders”), (b) each Class B ordinary share of Black Spade outstanding immediately prior to the Effective Time was converted into one VinFast ordinary share, and (c) each Black Spade warrant outstanding immediately prior to the Effective Time was assumed by VinFast and exchanged for a VinFast warrant, with the number of VinFast ordinary shares underlying the VinFast warrants and the exercise price of such VinFast warrants subject to adjustment in accordance with the Business Combination Agreement in the event of a stock split, share dividend or distribution, or any change in VinFast’s share capital by reason of any recapitalization, reclassification, exchange of shares.

The unaudited pro forma condensed combined financial information has been prepared to reflect (i) the actual redemption of 15,591,100 shares of Class A ordinary shares issued in Black Spade’s initial public offering by the Black Spade Public Shareholders prior to the consummation of the Business Combination, (ii) the Backstop Subscriber’s subscription for 1,636,797 ordinary shares of VinFast pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023 (collectively, the “Sponsor Support Agreement”), and the Backstop Subscription Agreement dated August 10, 2023, (iii) the 4,929,684 ordinary shares issued to the Sponsor upon its cashless exercise of 6,380,000 Private Placement Warrants (as defined herein), and (iv) the 4,777,281 ordinary shares issued upon the exercise of 4,777,281 Public Warrants (as defined herein) by other securityholders.

The Business Combination will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with US GAAP.

Gotion Investment

On June 30, 2023, VinFast entered into the Gotion Subscription Agreement pursuant to which Gotion undertook to subscribe for 15,000,000 ordinary shares at $10 per share for an aggregate subscription price of $150 million. The transaction was completed on September 20, 2023.

Consideration

The following represents the aggregate consideration from the Transactions, the Gotion Investment and the exercises of warrants, assuming the outstanding VinFast warrants as of September 18, 2023 have not been exercised after September 18, 2023 and the Gotion Investment has been completed:

	Purchase Price	Shares Issued
	(VND in millions)
Share Consideration for Business Combination(1)	1,706,626	7,170,697
Gotion Investment(1)	3,570,000	15,000,000
Cashless exercises of Private Placement Warrants(2)	1,349,255	4,929,684
Cash exercises of Public Warrants(2)	1,307,542	4,777,281

Notes:

(1)	The value of ordinary shares is reflected at $10 per share.
(2)	The value of ordinary shares underlying the warrants is reflected at $11.50 per share.

Ownership

The following summarizes the unaudited pro forma VinFast ordinary shares outstanding following the completion of the Business Combination based on the actual redemptions by the Black Spade Public Shareholders and the exercise of VinFast warrants through September 18, 2023, assuming no VinFast warrants outstanding as of September 18, 2023 have been exercised after September 18, 2023 and the Gotion Investment has been completed:

	Number of shares(1)%
Black Spade Public Shareholders:
Black Spade Public Shareholders(2)	1,308,900	0.06%
Exercises of Public Warrants(3)	4,777,281	0.20%
	6,086,181	0.26%
Sponsor and the other Initial Shareholders of Black Spade:
Founder(4)	4,225,000	0.18%
Exercises of Private Placement Warrants(5)	4,929,684	0.21%
	9,154,684	0.39%
Backstop financing:
Backstop(6)	1,636,797	0.07%
	1,636,797	0.07%
Gotion Investment:
Gotion Investment	15,000,000	0.64%
	15,000,000	0.64%
Current VinFast shareholders:
Vingroup	1,185,010,424	50.82%
VIG	769,989,498	33.02%
Asian Star	345,000,076	14.79%

	2,299,999,998	98.63%
Total	2,331,877,660	100%

Notes:

(1)

The share amounts and ownership percentages set forth above are not indicative of voting percentages. Excludes the potential dilutive effect of any VinFast warrants outstanding, earnout shares issued after the Closing or equity awards that may be granted under the VinFast Award Plan. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different.

(2)	Represents the issuance of VinFast ordinary shares to the Black Spade Public Shareholders upon the exercise of the Public Warrants.
(3)	Represents the issuance of VinFast ordinary shares to the Black Spade Public Shareholders upon their exercise of VinFast warrants.
(4)	Represents the issuance of VinFast ordinary shares to the Black Spade Initial Shareholders.
(5)	Represents the issuance of VinFast ordinary shares to the Sponsor upon its exercise of the Private Placement Warrants.
(6)	Represents the issuance of VinFast ordinary shares to the Backstop Subscriber.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2023

(in VND million)

			Transactions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,600,653	51	5,591,542	(a	)	7,192,246
Trade receivables	355,683	—	—			355,683
Advances to suppliers	5,334,949	—	—			5,334,949
Inventories, net	24,022,069	—	—			24,022,069
Short-term prepayments and other receivables	6,678,594	1,529	—			6,680,123
Short-term derivative assets	440,425	—	—			440,425
Current net investment in sales-type lease	21,117	—	—			21,117
Short-term investments	3,989	—	—			3,989
Short-term amounts due from related parties	391,784	—	—			391,784
Assets classified as held for sale	353,049	—	—			353,049

Total current assets	39,202,312	1,580	5,591,542			44,795,434

NON-CURRENT ASSETS
Investments held in the Trust Account	—	4,172,800	(4,172,800)	(b	)	—
Property, plant and equipment, net	63,322,217	—	—			63,322,217
Intangible assets, net	1,515,011	—	—			1,515,011
Goodwill	272,203	—	—			272,203
Operating lease right-of-use assets	6,905,579	—	—			6,905,579
Long-term derivative assets	309,614	—	—			309,614
Long-term prepayments	37,920	—	—			37,920
Non-current net investment in sales-type lease	225,277	—	—			225,277
Long-term amounts due from related parties	47,445	—	—			47,445
Other non-current assets	4,990,736	—	—			4,990,736

Total non-current assets	77,626,002	4,172,800	(4,172,800)			77,626,002

TOTAL ASSETS	116,828,314	4,174,380	1,418,742			122,421,436

DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	15,170,731	—	—			15,170,731
Trade payables and short-term accruals	28,260,848	82,327	287,026	(d	)	28,630,201
Deposits and down-payment from customers	487,920	—	—			487,920
Short-term deferred revenue	127,053	—	—			127,053
Other current liabilities	4,134,982	—	—			4,134,982
Current operating lease liabilities	1,296,743	—	—			1,296,743
Amounts due to related parties	42,208,018	14	—			42,208,032
Note payable - Sponsor	—	20,211	(20,211)	(e	)	—

Total current liabilities	91,686,295	102,552	266,815			92,055,662

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	40,730,992	—	—			40,730,992
Long-term financial liability	16,083,583	—	—			16,083,583
Derivative warrant liabilities	—	55,131	(41,478)	(f	)	13,653
Other non-current liabilities	6,432,066	—	—			6,432,066
Non-current operating lease liabilities	5,091,287	—	—			5,091,287
Long-term deferred revenue	721,011	—	—			721,011
Deferred tax liabilities	920,955	—	—			920,955
Long-term accruals	24,188	—	—			24,188
Amounts due to related parties	18,461,814	—	27,370	(e	)	18,489,184

Total non-current liabilities	88,465,896	55,131	(14,108)			88,506,919

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)

As of June 30, 2023

(in VND million)

			Transactions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined

MEZZANINE EQUITY

Black Spade’s Class A ordinary shares subject to possible redemption; 16,900,000 shares (at redemption value)	—	4,172,800	(4,172,800)	(g	)	—

SHAREHOLDERS’ DEFICIT:

VinFast’s ordinary shares, no par value (2,299,999,998 shares issued and outstanding; 2,331,877,660 shares for pro forma (unaudited))	871,021	—	1,706,626	(h	)	8,804,443

			3,570,000	(l	)

			2,656,796	(f	)
Black Spade’s Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 4,225,000 shares issued and outstanding	—	10	(10)	(i	)	—
Accumulated losses	(153,785,023)	(156,113)	156,113	(k	)	(153,785,023)
Additional paid-in capital	12,311,667	—	(2,750,690)	(j	)	9,560,977
Other comprehensive loss	(101,456)	—	—			(101,456)

Deficit attributable to equity holders of the parent	(140,703,791)	(156,103)	5,338,835			(135,521,059)
Non-controlling interests	77,379,914	—	—			77,379,914

Total deficit	(63,323,877)	(156,103)	5,338,835			(58,141,145)

TOTAL DEFICIT AND LIABILITIES	116,828,314	4,174,380	1,418,742			122,421,436

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2022

(in VND million, except share and per share data)

		ICE Production Phase-out				Transactions
	VinFast (Historical)	Accounting Adjustments		Pro forma VinFast	Black Spade (Historical)	Accounting Adjustments		Pro Forma Combined
Revenues
Sales of vehicles	12,391,500	(6,611,355)	(aa)	5,780,145	—	—		5,780,145
Sales of merchandise	112,206	—		112,206	—	—		112,206
Sales of spare parts and components	2,072,628	(187,198)	(aa)	1,885,430	—	—		1,885,430
Rendering of services	222,732	—		222,732	—	—		222,732
Rental income
Revenue from leasing activities	166,525	—		166,525	—	—		166,525

Revenues	14,965,591	(6,798,553)		8,167,038				8,167,038

Cost of vehicles sold	(24,660,149)	10,230,141	(aa)	(14,430,008)	—	—		(14,430,008)
Cost of merchandise sold	(151,353)	—		(151,353)	—	—		(151,353)
Cost of spare parts and components sold	(1,869,084)	182,284	(aa)	(1,686,800)	—	—		(1,686,800)
Cost of rendering services	(389,635)	—		(389,635)	—	—		(389,635)
Cost of leasing activities	(162,275)	—		(162,275)	—	—		(162,275)

Cost of sales	(27,232,496)	10,412,425		(16,820,071)	—	—		(16,820,071)

Gross loss	(12,266,905)	3,613,872		(8,653,033)	—	—		(8,653,033)
Operating expenses:
Research and development costs	(19,939,898)	164,678	(bb)	(19,775,220)	—	—		(19,775,220)
Selling and distribution costs	(5,213,739)	430,905	(cc)	(4,782,834)	—	—		(4,782,834)
Administrative expenses	(4,010,012)	—		(4,010,012)	(77,562)	58,406	(gg)	(4,029,168)
Compensation expenses	(109,431)	(157,349)	(dd)	(266,780)	—	—		(266,780)
Net other operating expenses	(716,379)	—		(716,379)	—	—		(716,379)

Operating loss	(42,256,364)	4,052,106		(38,204,258)	(77,562)	58,406		(38,223,414)
Finance income	88,060	—		88,060	—	—		88,060
Finance costs	(7,959,840)	—		(7,959,840)	—	—		(7,959,840)
Net gain on financial instruments at fair value through profit or loss	1,226,012	—		1,226,012	290,121	(218,271)	(ll)	1,297,862
Change in fair value of note payable—Sponsor	—	—		—	13,313	(13,313)	(hh)	—
Income earned on Investments held in Trust Account	—	—		—	57,414	(57,414)	(ii)	—

Loss before income tax expense	(48,902,132)	4,052,106		(44,850,026)	283,286	(230,592)		(44,797,332)
Tax expense	(946,738)	—	(ee)	(946,738)	—	—		(946,738)

Net loss for the year	(49,848,870)	4,052,106		(45,796,764)	283,286	(230,592)		(45,744,070)

Net loss attributable to non-controlling interest	(65,075)	4,052	(ff)	(61,023)	—	—		(61,023)

Net loss attributable to controlling interest	(49,783,795)	4,048,054		(45,735,741)	283,286	(230,592)		(45,683,047)

Weighted-average VinFast’s ordinary shares outstanding, basic and diluted	2,299,008,659			2,299,008,659				2,331,877,660
Net loss per share attributable to VinFast’s ordinary shareholders, basic and diluted (VND)	(21,654)			(19,895)				(19,591)
Weighted-average Black Spade’s redeemable Class A ordinary shares subject to possible redemption, basic and diluted					16,900,000
Basic and diluted net income per share of Black Spade’s redeemable Class A ordinary shares subject to possible redemption (VND)					13,435
Weighted-average Black Spade’s non-redeemable Class B ordinary shares outstanding, basic and diluted					4,225,000
Basic and diluted net income per share of Black Spade’s non-redeemable Class B ordinary shares (VND)					13,435

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2023

(in VND million, except share and per share data)

			Transactions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments		Pro Forma Combined
Revenues
Sales of vehicles	9,024,493	—	—		9,024,493
Sales of merchandise	38,269	—	—		38,269
Sales of spare parts and components	372,338	—	—		372,338
Rendering of services	172,987	—	—		172,987
Rental income
Revenue from leasing activities	316,070	—	—		316,070

Revenues	9,924,157	—	—		9,924,157

Cost of vehicles sold	(15,439,163)	—	—		(15,439,163)
Cost of merchandise sold	(38,533)	—	—		(38,533)
Cost of spare parts and components sold	(230,826)	—	—		(230,826)
Cost of rendering services	(388,596)	—	—		(388,596)
Cost of leasing activities	(350,431)	—	—		(350,431)

Cost of sales	(16,447,549)	—	—		(16,447,549)

Gross loss	(6,523,392)	—	—		(6,523,392)
Operating expenses
Research and development costs	(8,620,764)	—	—		(8,620,764)
Selling and distribution costs	(2,569,141)	—	—		(2,569,141)
Administrative expenses	(2,560,861)	(38,366)	26,802	(gg)	(2,572,425)
Net other operating expenses	(98,538)	—			(98,538)

Operating loss	(20,372,696)	(38,366)	26,802		(20,384,260)
Finance income	41,263	—	—		41,263
Finance costs	(5,072,547)	—	—		(5,072,547)
Net loss on financial instruments at fair value through profit or loss	(1,279,073)	(37,051)	27,875	(ll)	(1,288,249)
Change in fair value of note payable—Sponsor	—	(6,212)	6,212	(hh)	—
Income earned on Investments held in Trust Account	—	91,392	(91,392)	(ii)	—
Gain on forgiveness of deferred underwriting	—	9,880	(9,880)	(kk)	—

Loss before income tax expense	(26,683,053)	19,643	(40,383)		(26,703,793)
Tax income	27,026	—			27,026

Net loss for the period	(26,656,027)	19,643	(40,383)		(26,676,767)

Net loss attributable to non-controlling interest	(49,338)	—			(49,338)

Net loss attributable to controlling interest	(26,606,689)	19,643	(40,383)		(26,627,429)

Weighted-average VinFast’s ordinary shares outstanding, basic and diluted	2,299,999,998				2,331,877,660
Net loss per share attributable to VinFast’s ordinary shareholders, basic and diluted (VND)	(11,567)				(11,419)
Weighted-average Black Spade’s redeemable Class A ordinary shares subject to possible redemption, basic and diluted		16,900,000
Basic and diluted net income per share of Black Spade’s redeemable Class A ordinary shares subject to possible redemption (VND)		930
Weighted-average Black Spade’s non-redeemable Class B ordinary shares outstanding, basic and diluted		4,225,000
Basic and diluted net income per share of Black Spade’s non-redeemable Class B ordinary shares (VND)		930

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions, the Gotion Investment and the ICE Production Phase-out and has been prepared for informational purposes only.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

VinFast and Black Spade did not have any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023, assumes that the Transactions and the Gotion Investment occurred on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023, presents the pro forma effects of the Transactions, the Gotion Investment and the ICE Production Phase-out as if they had been completed on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•	Black Spade’s unaudited condensed balance sheet as of June 30, 2023 and the related notes included in Black Spade’s quarterly report on Form 10-Q filed with the SEC on August 11, 2023; and

•	VinFast’s unaudited condensed consolidated balance sheet as of June 30, 2023 and the related notes included elsewhere in this prospectus.

The unaudited pro forma condensed statements of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023 have been prepared using, and should be read in conjunction with, the following:

•

Black Spade’s audited statements of operations for the year ended December 31, 2022 and unaudited condensed statements of operations for the six months ended June 30, 2023 and the related notes included in Black Spade’s annual report on Form 10-K filed with the SEC on March 10, 2023 and Black Spade’s quarterly report on Form 10-Q filed with the SEC on August 11, 2023, respectively; and

•

VinFast’s audited consolidated statements of operations for the year ended December 31, 2022 and unaudited condensed consolidated statements of operations for the six months ended June 30, 2023 and the related notes included elsewhere in this prospectus.

The historical financial statements of Black Spade have been translated into VND, from Black Spade’s reporting currency of United States dollars ($) using a published exchange rate of:

•	the period-end exchange rate as of June 30, 2023 of $1.00 to 23,800 for the unaudited balance sheet;

•	the average exchange rate for the year ended December 31, 2022 of $1.00 to 23,570 for the audited statements of operations for the year ended December 31, 2022; and

•	the average exchange rate for the six months ended June 30, 2023 of $1.00 to 23,525 for the unaudited condensed statements of operations for the six months ended June 30, 2023.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions, the Gotion Investment or the ICE Production Phase-out.

The pro forma adjustments reflecting the consummation of the Transactions, the Gotion Investment and the ICE Production Phase-out are based on certain currently available information and certain assumptions and methodologies that VinFast believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. VinFast believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions, the Gotion Investment and the ICE Production Phase-out based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions, the Gotion Investment and the ICE Production Phase-out taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Business Combination company. They should be read in conjunction with the historical financial statements and notes thereto of Black Spade and VinFast.

2. Accounting Policies

Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Business Combination company following the Transactions.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions, the Gotion Investment and the ICE Production Phase-out and has been prepared for informational purposes only. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the Transactions. Black Spade and VinFast have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of VinFast’s shares outstanding, assuming the Transactions, the Gotion Investment and the ICE Production Phase-out occurred on January 1, 2022.

ICE Production Phase-Out

The ICE Production Phase-out event was completed in 2022, and thus was reflected in VinFast’s audited consolidated balance sheet as of December 31, 2022.

The ICE Production Phase-out Accounting Adjustments included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022 are as follows:

(aa)

Reflects the exclusion of revenue and direct cost of goods sold associated with the sale of ICE vehicles and related spare parts and components as reported in the historical financial statements of VinFast for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and all ICE production activities ceased from that date.

(bb)

Reflects the exclusion of R&D expenses related to ICE vehicles as reported in the historical financial statements of VinFast for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and R&D expenses relating to ICE vehicles would not be incurred after the transfer date. The ICE Production Phase-out accounting adjustments are made to exclude: (1) the R&D expenses specifically related to ICE vehicles and (2) the specific ED&D parts/contracts related only to ICE vehicles. No adjustments are made for recurring R&D expenses, such as laboratory expense (including payroll) and ED&D parts/contracts which were incurred for ICE vehicles, where these resources can be repurposed for or reallocated to EV production after the cessation of ICE vehicle production activities.

(cc)

Reflects the exclusion of VND430,9 billion in selling and distribution costs directly incurred with respect to sales of ICE vehicles (e.g. direct logistic expenses, promotion and advertisement expenses, warranty expenses relating to the extension of the ICE warranty policy for all ICE cars sold between 2019 and 2021 and to the earlier of 10 years or the first 200,000 kilometers) as reported in the historical financial statements of VinFast as of and for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and selling and distribution costs relating to ICE vehicles will not be incurred after the transfer date. No adjustments are made for recurring selling and distribution costs, such as salary expenses and rental fees which were incurred for ICE vehicles, where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

(dd)

Reflects the exclusion of the compensation settlement with suppliers in relation to the cessation of ICE vehicles production, which is considered a material non-recurring item arising from the ICE Production Phase-out event. Under the assumption that the ICE Production Phase-out event occurred on January 1, 2022, we do not expect such costs to be recurring.

(ee)

The income taxes from the ICE Assets Disposal are incurred on the basis of local Vietnam GAAP taxable income. Since VinFast has accumulated tax losses which can be used to offset the taxable income from the ICE Assets Disposal, we are not expected to incur any income tax liabilities in connection with the disposal of the ICE Assets. Accordingly, no pro forma adjustments related to income tax liabilities are included with regard to the transfer of assets under the ICE Assets Disposal. Furthermore, VinFast’s audited consolidated statements of operations and VinFast’s subsidiaries for the year ending December 31, 2022 were under a loss making position and did not incur any income tax expenses related to ICE production activities. Accordingly, no pro forma adjustments related to tax expense exclusion are considered to be necessary.

As the post-Business Combination company does not file a consolidated tax return and both Black Spade and the Merger Sub are Cayman Islands companies that are tax exempted, the Company concluded that no pro forma adjustments are necessary.

(ff)	Reflects the impact of excluding income and expense related to the cessation of ICE activities as mentioned above to net loss attributable to non-controlling interest.

The Transactions and the Gotion Investment

The Transactions Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

(a)	Represents pro forma adjustments to cash and cash equivalents to reflect the following:

	in VND million
Reclassification of Investments held in the Trust Account	4,172,800	(b)
The payment to redeem Black Spade Public Shares held by Black Spade Public Shareholders	(3,849,618)	(b)
The Backstop Amount	390,818	(c)
Proceeds from the Gotion Investment	3,570,000	(l)
Exercised Public Warrants	1,307,542	(f)
	5,591,542	(a)

(b)

Reflects the reclassification of $175.3 million (VND4,172,800 million) of investments held in the trust account of Black Spade (the “Trust Account”) that became available following the completion of the Transactions less the payment of $161.7 million (VND3,849,618 million) to redeem Black Spade Public Shares from redeeming Black Spade Public Shareholders.

(c)

Reflects the Backstop Amount for a total of $30 million (VND714,000 million) less the amount of Black Spade Public Shares that were not redeemed in connection with the Transactions of $13.6 million (VND323,182 million).

(d)

Reflects the transaction costs of approximately $15.5 million (VND369,353 million) payable by VinFast in connection with the Transactions less the payment of Black Spade’s outstanding payables by the Sponsor (VND82,327 million).

(e)

Reflects the conversion of the unsecured promissory notes issued by Black Spade to the Sponsor into an interest-free loan from the Sponsor to VinFast, with an aggregate face value of $1.15 million (VND27,370 million) in connection with the Transactions.

(f)

Reflects the increase in Vinfast’s ordinary shares of $111.6 million (VND2,656,796 million) derived from the issuance of 9,431,316 ordinary shares of Vinfast at a price of $11.5 per share. This issuance resulted from the cashless exercise of 6,380,000 Private Placement Warrants by the Sponsor and the cash exercise of 4,777,281 Public Warrants by other securityholders. The fair value of the exercised derivative warrant liabilities is $1 million (VND23,718 million) for the Private Placement Warrants held by the Sponsor and $0.7 million (VND17,760 million) for the Public Warrants held by other securityholders.

(g)

Reflects the redeemed value of $161.7 million (VND3,849,618 million) of Black Spade Public Shares subject to possible redemption and the reclassification of the remaining $13.6 million (VND323,182 million) of the Black Spade Public Shares subject to possible redemption to permanent equity after being converted into VinFast ordinary shares.

(h)	Reflects the share consideration of $71.7 million (VND1,706,626 million) from the issuance of 7,170,697 VinFast ordinary shares at $10 per share to Black Spade.

(i)	Reflects the reclassification of $422 (VND10 million) of Black Spade’s Class B ordinary shares to permanent equity after being converted into VinFast ordinary shares.

(j)	Represents pro forma adjustments to additional paid-in capital to reflect the following:

	in VND million
Share consideration of VinFast ordinary shares	(1,706,626)	(h)
Transaction costs incurred	(287,026)	(d)
The conversion of the unsecured promissory notes	(7,159)	(e)
The Backstop Amount and the remaining investments held in the Trust Account	714,000	(c)
Reclassification of Black Spade’s Class B ordinary shares	10	(i)
Elimination of Black Spade’s accumulated losses	(156,113)	(k)
Exercised warrants	(1,307,776)	(f)

Additional paid-in capital	(2,750,690)	(j)

(k)	Reflects the elimination of Blake Spade’s historical accumulated losses into additional paid-in capital.

(l)

Reflects the cash consideration equal to the aggregate subscription price of $150 million from the issuance of 15,000,000 ordinary shares of VinFast at $10 per share to Gotion in a private placement pursuant to the Gotion Subscription Agreement.

The Transactions Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023 are as follows:

(gg)

Reflects the exclusion of material non-recurring expenses (i.e., professional fees which are not required by the Business Combination Agreement) assumed to be paid by the Sponsor on January 1, 2022, in accordance with the Article 5.5 (c) of the Sponsor Support Agreement, such expenses will not be incurred after the Transactions. No adjustments are made for recurring administrative expenses, such as directors’ and officers’ insurance and listing fees, which are expected to have a continuing impact on the combined results post-Closing.

(hh)	Reflects the exclusion of change in fair value of note payable—Sponsor which will not be incurred after the Transactions.

(ii)	Reflects the exclusion of income earned on investments held in Trust Account which will not be incurred after the Transactions.

(kk)	Reflects the exclusion of gain on forgiveness of deferred underwriting which will not be incurred after the Transactions.

(ll)	Reflects the exclusion of net gain/(loss) on financial instruments at fair value through profit or loss regarding exercised warrants which will not be incurred after the Transactions.

4. Loss per Share

Net loss per share was calculated using the historical weighted average number of shares outstanding and the issuance of additional shares in connection with the Transactions and the Gotion Investment, assuming the shares were outstanding since January 1, 2022. As the Transactions and the Gotion Investment are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average number of shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions and the Gotion Investment have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

	Year Ended December 31, 2022	Six months ended June 30, 2023
Pro forma net loss attributable to controlling interest (in VND million)	(45,683,047)	(26,627,429)
Weighted average shares outstanding—basic and diluted	2,331,877,660	2,331,877,660
Pro forma net loss per share (in VND)—basic and diluted	(19,591)	(11,419)
Weighted average shares outstanding—basic and diluted	2,331,877,660	2,331,877,660
Public Shareholders	1,308,900	1,308,900
Sponsor and the other Initial Shareholders of Black Spade	4,225,000	4,225,000
Backstop Subscriber	1,636,797	1,636,797
Gotion Investment	15,000,000	15,000,000
Exercised warrants	9,706,965	9,706,965
Current VinFast shareholders	2,299,999,998	2,299,999,998

Part III – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison for the Six Months Ended June 30, 2022 and 2023

Revenues

Our revenues increased by VND2,606.5 billion, or 35.6%, to VND9,924.2 billion ($417.0 million) for the six months ended June 30, 2023 compared to VND7,317.7 billion for the six months ended June 30, 2022, primarily due to an in increase in revenue from sales of vehicles and leasing activities, partially offset by a decrease in revenue from sales of spare parts and components.

•

Sales of vehicles. Our revenue from sales of vehicles increased by VND2,944.0 billion, or 48.4%, to VND9,024.5 billion ($379.2 million) for the six months ended June 30, 2023 compared to VND6,080.5 billion for the six months ended June 30, 2022 primarily due to an increase in revenue from deliveries of the VF e34, VF 8, VF 9 and VF 5 in Vietnam in the six months ended June 30, 2023. This increase was partially offset by the decrease in ICE vehicle sales volume in Vietnam to 29 ICE vehicles for the six months ended June 30, 2023, from approximately 12,400 ICE vehicles for the six months ended June 30, 2022 due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player and a decrease in the sale of e-scooters, which was attributable to a decline in the sales volume of our older e-scooter models, including the Feliz, Klara-A2, Tempest and Ludo. The comparative period does not include revenue from VF 8, VF 9 and VF 5 sales since we commenced delivery of these models in Vietnam in September 2022, March 2023 and April 2023, respectively.

•

Sales of merchandise. Our revenue from sales of merchandise decreased by VND8.1 billion, or 17.5%, to VND38.3 billion ($1.6 million) for the six months ended June 30, 2023 compared to VND46.4 billion for the six months ended June 30, 2022. The decrease was primarily due to fewer used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles and no longer purchase used vehicles from other brands.

•

Sales of spare parts and components. Our revenue from sales of spare parts and components decreased by VND663.1 billion, or 64.0%, to VND372.3 billion ($15.6 million) for the six months ended June 30, 2023, compared to VND1,035.4 billion for the six months ended June 30, 2022 primarily due to a decrease in the volume of spare parts and components sold as we did not sell any finished car batteries to VinES since the second quarter of 2022, as compared to VND641.0 billion in revenue from sales of finished car batteries and battery components to VinES in the comparative period. In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries to VF e34 and VF 8 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

•

Rendering of services. Our revenue from the rendering of services increased by VND63.9 billion, or 58.6%, to VND173.0 billion ($7.3 million) for the six months ended June 30, 2023 compared to VND109.1 billion for the six months ended June 30, 2022 mainly due to an increase in charging services and maintenance services provided at our service centers.

•

Revenue from leasing activities. Our revenue from leasing activities increased by VND269.8 billion, or 582.4%, to VND316.1 billion ($13.3 million) for the six months ended June 30, 2023 compared to VND46.3 billion for the six months ended June 30, 2022 primarily attributable to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease, and partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions — Transactions with Vingroup Affiliates — Asset Transfers to VHIZ JSC.”

Cost of sales

Our cost of sales increased by VND3,997.2 billion, or 32.1%, to VND16,447.5 billion ($691.1 million) for the six months ended June 30, 2023 compared to VND12,450.4 billion for the six months ended June 30, 2022, primarily due to an increase in the cost of vehicles sold, rendering services and leasing activities, partially offset by a decrease in the costs of spare parts and components sold.

•

Cost of vehicles sold. Our cost of vehicles sold increased by VND4,109.3 billion, or 36.3%, to VND15,439.2 billion ($648.7 million) for the six months ended June 30, 2023 compared to VND11,329.9 billion for the six months ended June 30, 2022, primarily attributable to an increase in the cost of EVs as we delivered more EVs to customers in the six months ended June 30, 2023 and an increase in charges to write-down the carrying value of our inventories that exceeded its estimated NRV attributable to an increase in inventories reserved for EV production and certain promotion programs for VinFast’s customers as compared to the six months ended June 30, 2022. This increase is partially offset by the decrease in the cost of e-scooters sold in line with a decrease in e-scooter sales, a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player and a decrease in accelerated amortization and depreciation expenses due to the ICE phase out event.

•

Cost of merchandise sold. Our cost of merchandise sold decreased by VND7.7 billion, or 16.7%, to VND38.5 billion ($1.6 million) for the six months ended June 30, 2023 compared to VND46.2 billion for the six months ended June 30, 2022. The decrease was primarily due to a decrease in the cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles.

•

Cost of spare parts and components sold. Our cost of spare parts and components sold decreased by VND665.3 billion, or 74.2%, to VND230.8 billion ($9.7 million) for the six months ended June 30, 2023, compared to VND896.2 billion for the six months ended June 30, 2022 primarily due to a decrease in the volume of finished batteries sold to VinES for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

•

Cost of rendering services. Our cost of rendering services increased by VND254.9 billion, or 190.6%, to VND388.6 billion ($16.3 million) for the six months ended June 30, 2023 compared to VND133.7 billion for the six months ended June 30, 2022 primarily due to an increase in charging services and maintenance services provided at our service centers for the six months ended June 30, 2023 as compared to comparative period.

•

Cost of leasing activities. Our cost of leasing activities increased by VND306.0 billion, or 689.0%, to VND350.4 billion ($14.7 million) for the six months ended June 30, 2023 compared to VND44.4 billion for the six months ended June 30, 2022 primarily due to an increase in the cost of leasing cars and e-scooter batteries, partially offset by a decrease in the cost of leasing manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions — Transactions with Vingroup Affiliates — Asset Transfers to VHIZ JSC.”

Gross loss

For the reasons described above, our gross loss increased by VND1,390.7 billion, or 27.1%, to VND6,523.4 billion ($274.1 million) for the six months ended June 30, 2023 compared to VND5,132.7 billion for the six months ended June 30, 2022.

Research and development costs

Our R&D costs decreased by VND1,827.1 billion, or 17.5%, to VND8,620.8 billion ($362.2 million) for the six months ended June 30, 2023 compared to VND10,447.8 billion for the six months ended June 30, 2022. The decrease was primarily due to a decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to our R&D activities for EVs as we transitioned from the R&D phase for the VF 8, VF 9 and VF 5 and commenced the production of such models between the second half of 2022 and the first half of 2023.

Selling and distribution costs

Our selling and distribution costs increased by VND277.5 billion, or 12.1%, to VND2,569.1 billion ($107.9 million) for the six months ended June 30, 2023 compared to VND2,291.6 billion for the six months ended June 30, 2022. The increase was primarily due to the increase in labor costs and rental costs, which are primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, partially offset by the decrease in the recognition of extended warranty expenses for ICE vehicles sold from 2019 until December 31, 2021 in the six months ended June 30, 2022.

Administrative expenses

Our administrative expenses increased by VND1,437.5 billion, or 128.0%, to VND2,560.9 billion ($107.6 million) for the six months ended June 30, 2023 compared to VND1,123.3 billion for the six months ended June 30, 2022. The increase was primarily due to an increase in labor costs and impairment charges in relation to our battery leasing activities under the automotive segments where the carrying value of certain long-lived assets may not be recoverable from impairment testing, an increase in external service costs relating to consulting fees for the IPO, as well as an increase in depreciation and amortization expenses and other costs for the six months ended June 30, 2023.

Net other operating (expenses)/income

Our net other operating expenses decreased by VND517.0 billion, or 84.0%, to VND98.5 billion ($4.1 million) for the six months ended June 30, 2023 compared to VND615.5 billion for the six months ended June 30, 2022. This decrease was primarily due to a decrease in net foreign exchange losses attributable to a favorable change in foreign exchange rates for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.

Operating loss

For the reasons described above, our operating loss increased by VND761.8 billion, or 3.9%, to VND20,372.7 billion ($856.0 million) for the six months ended June 30, 2023 compared to VND19,610.9 billion for the six months ended June 30, 2022.

Finance income

Our finance income decreased by VND38.4 billion, or 48.2%, to VND41.3 billion ($1.7 million) for the six months ended June 30, 2023 compared to VND79.6 billion for the six months ended June 30, 2022. This decrease was primarily due to a decrease in interest income on loan receivables attributable to a decline in financing activities between our subsidiaries and our affiliates within Vingroup for the six months ended June 30, 2023.

Finance costs

Our finance costs increased by VND1,645.6 billion, or 48.0%, to VND5,072.5 billion ($213.1 million) for the six months ended June 30, 2023 compared to VND3,426.9 billion for the six months ended June 30, 2022. This increase was primarily due to an increase in our interest-bearing loans and borrowings from banks and related parties and an increase in interest rates.

Net gain/(loss) on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND1,279.1 billion ($53.7 million) for the six months ended June 30, 2023 as compared to net gain on financial instruments at fair value through profit or loss of VND660.3 billion for the six months ended June 30, 2022. This loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of deferred preference shares issued by VinFast Vietnam.

Tax (expense)/income

We recorded tax income of VND27.0 billion ($1.1 million) for the six months ended June 30, 2023 as compared to tax expense of VND1,014.2 billion for the six months ended June 30, 2022. This increase in tax income was primarily due to the realization of deferred tax liabilities in 2022 incurred in connection with our lease back of our automobile manufacturing plant, related infrastructure transferred to VHIZ JSC and a fair value gain on cross-currency interest swap contracts, partially offset by an increase in deferred tax expenses arising from unrealized loss incurred from certain intercompany transactions.

Net loss for the period

For the reasons described above, our net loss for the period increased by VND3,343.9 billion, or 14.3%, to VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2023 compared to VND23,312.2 billion for the six months ended June 30, 2022.

Liquidity and Capital Resources

Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Since our inception, we have financed our operations primarily though debt and equity financing activities, including support from our parent company, Vingroup, and our Chairman, Mr. Pham Nhat Vuong, in the form of borrowings, corporate loan guarantees and capital contributions.

As of June 30, 2023, approximately $9.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement with our Chairman, Mr. Pham Nhat Vuong and the Company Initial Shareholders that provides a framework for us to receive grants of up to VND24,000.0 billion (approximately $1 billion) in aggregate from our Chairman, VIG and Asian Star and up to VND12,000.0 billion (approximately $504.2 million) from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to our Chairman and the Company Initial Shareholders having sufficient financial resources, as well as a loan of up to VND24,000.0 billion (approximately $1 billion) from Vingroup, with disbursements of the grant and the loan to be subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of Vingroup and necessary approvals from the relevant governing bodies of Vingroup.

As the Business Combination did not constitute a qualifying liquidity event in respect of VinFast, holders of $625.0 million aggregate principal amount of Exchangeable Bonds issued by Vingroup have the right to require Vingroup to redeem the Exchangeable Bonds on or about the second anniversary from the issuance dates of the Exchangeable Bonds. Thereafter, Vingroup will be contractually permitted to exercise its right to require VinFast to purchase VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to such repurchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet our need for continued operation.

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets) paid during the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023 were VND6,007.9 billion, VND17,681.7 billion ($742.9 million) and VND15,727.0 billion ($660.8 million). In 2021, our capital expenditures primarily comprised the purchase of machineries and equipment for our EV projects and the supplier park in our Hai Phong facility. In 2022, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. For the six months ended June 30, 2023, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. As of June 30, 2023, we had committed capital expenditures of VND9,041.4 billion ($379.9 million), which was primarily related to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance and construction of factories, showrooms and charging stations. In addition to opening showrooms that are fully owned by us, we plan to roll out showrooms in collaboration with our dealers and partners to reduce our capital expenditures. We expect to finance our capital expenditures through a combination of debt and equity financing, which may include such financing from our major shareholders and affiliates. We expect that our working capital needs will continue to increase in the short- to medium-term to support the growth of our company.

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. We expect our capital expenditures for the development of phase 1 of this manufacturing center to be $1.7 billion, of which approximately $132.0 million (including capitalized interest) has been incurred and recorded as construction in progress as of June 30, 2023. Such estimate remains subject to market opportunities, demand and availability of financing. Our investments in the center to date have been financed through shareholder loans. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

On June 30, 2023, we entered into the Gotion Subscription Agreement pursuant to which Gotion undertook to subscribe for 15,000,000 ordinary shares for $10.00 per share for an aggregate subscription price of $150.0 million (the “Gotion Investment”). The transaction was completed in September 2023.

We believe that the funds that we receive under the Capital Funding Agreement, including the proceeds from the sale of up to 46,293,461 ordinary shares in aggregate by VIG and Asian Star pursuant to a registration statement on Form F-1 that has been filed with the Commission but not declared effective, any additional proceeds from such sales by the Company Selling Securityholders that would be provided to us as a grant, other expected financial support from Mr. Pham Nhat Vuong and Vingroup, and proceeds from the exercise of warrants outstanding that may be exercised for cash, together with our cash on hand, cash flow from operations, existing third-party loans and borrowings, proceeds from the Gotion Investment and the net proceeds that received from the Business Combination will be sufficient to meet our present requirements in respect of working capital, committed capital expenditures and obligations under our loans, borrowings and other financial liabilities.

We expect to require significant external debt and/or equity financing in the future and intend to access both public and private markets for such financing, including to meet our future debt service obligations, fund our expected growth plans, and complete our manufacturing infrastructure investments, including the construction of our North Carolina manufacturing center. The sale of additional equity would result in dilution to our shareholders. The incurrence of debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings.

The design, manufacture, sale and servicing of automobiles is a significantly capital intensive business. As of June 30, 2023, we had total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND55,901.7 billion ($2,348.8 million) and debt service obligations for the remainder of 2023 amounting to VND9,250.8 billion ($388.7 million).

Net cash flows used in operating activities

Net cash flows used in operating activities for the six months ended June 30, 2023 were VND21,186.3 billion ($890.2 million). The difference between our net cash flows used in operating activities and our net loss for the period of VND26,656.0 billion ($1,120.0 million) for the six months ended June 30, 2023 was primarily due to the result of adjustments for the following items: VND4,636.5 billion ($194.8 million) of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND2,511.3 billion ($105.5 million) of depreciation of property, plant and equipment, VND1,582.0 billion ($66.5 million) of change in amortized costs of financial instruments measured at amortized cost other than nominal interest, VND1,279.1 billion ($53.7 million) of net losses on financial instruments at fair value through profit or loss and VND862.6 billion ($36.2 million) of impairment of property, plant and equipment, partially offset by VND27.0 billion ($1.1 million) of deferred tax income. Net cash flows used in operating activities for the six months ended June 30, 2023 also reflected a VND6,225.1 billion ($261.6 million) increase in working capital, primarily attributable to an increase in inventories of VND6,418.5 billion ($269.7 million) mainly due to our reservation of raw materials for EV production in the year 2023, and a VND3,640.4 billion ($153.0 million) decrease in trade payables, deferred revenue and other payables mainly due to our settlement of payables to certain related parties, partially offset by a decrease in trade and other payables to third parties arising from an increase in our payables to suppliers of EV parts and raw materials and by a decrease in trade receivables and advance to suppliers of VND4,053.6 billion ($170.3 million) arising from a decrease in our advance to suppliers for the purchase of materials and R&D costs.

Net cash flows used in/from investing activities

Net cash flows used in investing activities for the six months ended June 30, 2023 were VND14,258.9 billion ($599.1 million), consisting of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. of VND15,727.0 billion ($660.8 million), partially offset by proceeds from the disposal of property, plant and equipment of VND922.7 billion ($38.8 million) mainly relating to our disposal of battery production facilities to VinES in 2022 and the collection of loans of VND545.4 billion ($22.9 million) relating to loan receivables from a related party.

Net cash flows from financing activities

Net cash flows from financing activities for the six months ended June 30, 2023 were VND33,417.0 billion ($1,404.1 million), consisting of proceeds from borrowings of VND42,914.5 billion ($1,803.1 million) and cash received under a business cooperation contract of VND5,875.0 billion ($246.8 million) to fund the development and construction of our automobile manufacturing facilities in Hai Phong, which were partially offset by our repayment of borrowings of VND15,372.4 billion ($645.9 million), which are related to syndicated loans and loans from commercial banks and related parties.

Part IV – Business Update

Chairman and Vingroup Support Commitment

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In April 2023, VinFast entered into a capital funding agreement (as amended from time to time, the “Capital Funding Agreement”) that provides a framework for VinFast to receive up to VND60,000.0 billion (approximately $2.5 billion) in grants and loans from its Chairman, Mr. Pham Nhat Vuong, and Vingroup to facilitate VinFast’s ongoing growth. Up to VND24,000.0 billion (approximately $1 billion) would be provided as a grant from its Chairman or two of VinFast’s key shareholders, Vietnam Investment Group Joint Stock Company (“VIG”) and Asian Star Trading & Investment Pte. Ltd. (“Asian Star”), which are each controlled by the Chairman. The remainder would be provided in the form of a grant of up to VND12,000.0 billion (approximately $504.2 million) and a loan of up to VND24,000.0 billion (approximately $1 billion) from Vingroup. Disbursements are subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of the Chairman, the relevant VinFast shareholders and Vingroup and necessary approvals from the relevant governing bodies of Vingroup.

Filing of registration statement on Form F-1

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On September 12, 2023, the Company filed a registration statement on Form F-1 to register the offer and sale from time to time of an aggregate of up to 72,084,942 ordinary shares by certain selling securityholders, including by Black Spade Sponsor LLC (the “Sponsor”) and other persons associated with Black Spade, our key shareholders, VIG and Asian Star, and Gotion Inc. The registration statement also registers the issuance of up to 3,672,708 shares upon the exercise of up to 3,672,708 warrants. The registration statement has not yet been declared effective by the Securities and Exchange Commission.

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The ordinary shares being registered for resale by VIG and Asian Star represent 2.0% of our outstanding shares and have been released from lock-up restrictions. VIG, Asian Star and Vingroup together will continue to hold 96.6% of VinFast’s outstanding shares that are subject to lock-up restrictions.

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In total, ordinary shares representing 3.1% of VinFast’s outstanding ordinary shares are being registered for resale (including VIG’s and Asian Star’s ordinary shares). Ordinary shares held by the Sponsor and other persons associated with Black Spade have been released from lock-up restrictions, except ordinary shares held by the Sponsor pursuant to its earlier exercise of warrants and by the backstop subscription investor, which continue to be subject to lock-up restrictions reduced from 12 to six months. Gotion Inc.’s ordinary shares continue to be subject to lock-up restrictions for 180 days from the closing of their subscription for such ordinary shares.

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VinFast and its consolidated subsidiaries will receive all of the proceeds from the sale of ordinary shares pursuant to the registration statement by VIG and Asian Star, net of any sales commissions, fees, brokerages and taxes. Based on the last reported sale price of our ordinary shares on September 20, 2023, the sale of such shares by VIG and Asian Star would result in proceeds of $795,784,595 to the Company, which would be provided to us in relation to the Capital Funding Agreement, without taking into account sales commissions, fees, brokerages, taxes and other related expenses. The Company will also receive proceeds from the exercise of up to 3,672,708 warrants for cash at an exercise price of $11.50, assuming that all such warrants are exercised for cash, which would result in proceeds of $42,236,142 to the Company.

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The Company plans to use such proceeds for cash for investments in research and development of products, services and technology sales, investments in sales and marketing and expansion of sales channels and investments in the development of our manufacturing facilities, and any remainder for working capital and general corporate purposes, which may include potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

Market Expansion

•	For VinFast’s next phase of development (“Phase II”) beginning in 2024, it plans to adopt a multi-channel distribution strategy and differentiated model for each market category:

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Model 1 – VinFast Directed Distribution: Under this model, VinFast plans to act as its own distributor and may initially open showrooms to introduce the VinFast brand. Shortly thereafter, VinFast plans to roll out dealership networks in market clusters such as Vietnam, North America, Europe (France, Germany, Netherlands), and other new markets, including, but not limited to, Indonesia, India, the rest of Europe and the Middle East.

We plan to commence deliveries of our EVs in Indonesia in 2024 with right-hand driving models of the VF e34 and VF 5, with the VF 6 and VF 7 to follow. We have also identified Indonesia from among our seven new market clusters as a key potential market for the potential establishment of manufacturing facilities for our EVs and batteries due to the relatively low cost and availability of domestic raw materials. Based on our evaluation of the market opportunity in Indonesia, we have set a preliminary investment target of up to approximately $1.2 billion into Indonesia in the long-term. The target includes approximately $150 to $200 million that we envision applying toward the establishment of a Completely Knocked Down facility, or “CKD facility,” with production capacity in the range of 30,000 and 50,000 cars per year and a target production start date no later than in 2026. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

•	Model 2 – 3P Distribution: The Company has identified an additional 40-50 markets for which it plans to engage high-quality distributors to import and distribute VinFast cars into local markets

VinFast VF 9 Received EPA-Rated Ranges of 330/291 Miles (Eco/Plus Trim)

•	In August 2023, the VF 9 model received a certified EPA range of 330 miles for the Eco trim and 291 miles for the Plus trim when fully charged.

•	The VF 9 is a full-size, seven-passenger, all-electric SUV, with an MSRP of $83,000 and $91,000 for the Eco and Plus trims, respectively.

•	VF 9 deliveries have been made to customers in Vietnam and the model is available for reservations globally.

VinFast Broke Ground at North Carolina Facility

•	In July 2023, VinFast broke ground at its electric vehicle manufacturing site in Chatham County, North Carolina.

•	Planned annual production capacity of 150,000 in Phase I.

•	Total investment estimated to be $1.7 billion in Phase I.

Showroom Openings

•	During the second quarter, VinFast added 10 showrooms in strategically central locations across Vietnam, North America and Europe.

•	As of June 30, 2023, we have 122 showrooms in Vietnam, the U.S. (all of which are in California), France, Germany, Netherlands and Canada, including VinFast’s and dealer’s showrooms.

Other Updates to the Prospectus

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As of June 30, 2023, we have approximately 157,000 charging points, which includes both VinFast-owned and our partnered charging network operator’s charging points, across Vietnam, the U.S. and Canada.

•	The VinFast Lease Forward Program that was available to certain eligible customers who opted to take delivery of the VF 8 “City Edition” ended in September 2023.

•	The “City Edition” is available on a 36-month lease basis for California residents only.

•	As of August 31, 2023, we had approximately 17,000 reservations for the VF 8 and VF 9 globally (of which approximately 10,000 reservations are in the U.S.).

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As of August 31, 2023, we had reservations for approximately 18,000 VF e34, VF 5, VF 8 and VF 9 EVs globally. Approximately 30% of the reservations had non-refundable reservation fees and the remainder were cancellable reservations with a nominal amount of refundable reservation fees.

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VinES has completed the construction of and has begun operating their battery pack assembly pack in Ha Tinh, Vietnam to expand its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam.

•	As of June 30, 2023, approximately $9.7 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders.